UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The shares of T-Mobile Common Stock held by SBGC are subject to the Proxy, and presented above as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of T-Mobile Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by SBGC, a wholly owned subsidiary of SoftBank.  The shares are subject to the Proxy, and presented above as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of T-Mobile Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

(The terms used above are defined in Items 1, 2 and 6 of this Schedule 13D).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “T-Mobile Common Stock”), of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”). The principal executive office of the Issuer is located at 12920 SE 38th Street, Bellevue, Washington 98006.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC” and together with SoftBank, the “Reporting Persons”).  The principal business address of SoftBank is 1-9-1, Higashi-Shimbashi Minato-ku, Tokyo 105-7303 Japan.  The principal business address of SBGC is 69 Grosvenor Street, London, England, United Kingdom W1K 3JP.  SoftBank is a Japanese publicly traded holding company that manages its holdings and conducts its operations through various subsidiaries.  SBGC is a holding company for various SoftBank investments.

The name, business address, citizenship and present principal occupation or employment of each executive officer and member of the Board of Directors of SoftBank and SBGC are set forth on Appendix A-1 and A-2, respectively, and are incorporated herein by reference. During the last five years, neither of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendices A-1 and A-2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Appendix B attached to this Schedule 13D (the “Separately Filing Group Members”).  It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing an amendment to a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act.  Appendix B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13D amendment filed by the Separately Filing Group Members.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Purpose of the Transaction

The information set forth in Item 6 of this Schedule 13D, including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the Business Combination Agreement, the Amended and Restated Stockholders’ Agreement, the Proxy Agreement and the Letter Agreement (each as defined in Item 6), and the other matters described therein, is hereby incorporated by reference.

Plans or Proposals

The Reporting Persons, as shareholders in T-Mobile, intend to review their investment in T-Mobile and have discussions with representatives of T-Mobile and/or other stockholders of T-Mobile, including Deutsche Telekom AG, from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of T-Mobile Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of T-Mobile, changes to T-Mobile’s business or corporate structure, shared service agreements, collaborations, joint ventures and other business arrangements between or involving SoftBank and T-Mobile, subject to the terms of the Stockholders’ Agreement and the Proxy Agreement. Any action or actions the Reporting Persons might undertake in respect of the T-Mobile Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the T-Mobile Common Stock; general market and economic conditions; ongoing evaluation of T-Mobile’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     The information contained in the cover pages of this Schedule 13D and the information set forth in Item 4 is incorporated herein by reference.  SBGC beneficially owns 304,606,049 shares of T-Mobile Common Stock, which represents approximately 24.7% of the shares of T-Mobile Common Stock outstanding as of immediately following the Merger Transactions (as defined in Item 6) and after giving effect to the SoftBank Disposition (as defined in Item 6). SBGC is a wholly owned indirect subsidiary of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of T-Mobile Common Stock beneficially owned by SBGC.

In addition, as a result of the Proxy (as defined in Item 6) granted by SoftBank in favor of Deutsche Telekom pursuant to the Proxy Agreement (as defined in Item 6), each of the Separately Filing Group Members may be deemed to beneficially own all the T-Mobile Common Stock beneficially owned by the Reporting Persons.  Further, as a result of the Proxy Agreement, each of the Reporting Persons may be deemed to beneficially own all the T-Mobile Common Stock beneficially owned by the Separately Filing Group Members.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of T-Mobile Common Stock that such Reporting Person may be deemed to beneficially own.  Without limiting the foregoing, each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members.  In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of T-Mobile Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c)          Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, the Separately Filing Group Members or any of the persons set forth on Appendices A-1 and A-2, has effected any transaction in T-Mobile Common Stock during the past sixty (60) days.

(d)          To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D, other than, with respect to the shares of T-Mobile Common Stock beneficially owned by the Separately Filing Group Members that are subject to the Proxy.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Business Combination Agreement, dated as of April 29, 2018 (as amended, the “Business Combination Agreement”), by and among T-Mobile, Sprint Corporation, a Delaware corporation (“Sprint”), Huron Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of T-Mobile (“Merger Company”), Superior Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Merger Company (“Merger Sub”), Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy” and, together with Starburst, the “SoftBank US HoldCos”), and for the limited purposes set forth therein, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“Deutsche Telekom”), Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands, and SoftBank, on April 1, 2020 (the “Closing Date”), (i) the SoftBank US HoldCos merged with and into Merger Company, with Merger Company continuing as the surviving entity and as a wholly owned subsidiary of T-Mobile (the “HoldCo Mergers”), and (ii) immediately following the HoldCo Mergers, Merger Sub merged with and into Sprint, with Sprint continuing as the surviving corporation and as a wholly owned indirect subsidiary of T Mobile (the “Merger” and, together with the HoldCo Mergers, the “Merger Transactions”). In connection with the completion of the Merger Transactions, the parties to the Business Combination Agreement waived the condition to closing set forth in the Business Combination Agreement with respect to the final consent of the California Public Utilities Commission (the “CPUC”), to the extent required, such that all regulatory approvals required for the Merger Transactions to be completed on April 1, 2020 were satisfied or waived as of such date. The parties entered into this waiver without any admission as to whether such final consent was required in connection with the Merger Transactions, following the release of the CPUC’s proposed decision to approve the Merger on March 11, 2020.

Pursuant to the Business Combination Agreement, (i) at the effective time of the HoldCo Mergers, all the issued and outstanding shares of common stock of Galaxy, par value $0.01 per share, and all the issued and outstanding shares of common stock of Starburst, par value $0.01 per share, held by SBGC, were converted such that SBGC received an aggregate number of shares of T-Mobile Common Stock equal to the product of (x) 0.10256 (the “Exchange Ratio”) and (y) the aggregate number of shares of common stock, par value $0.01 per share, of Sprint (“Sprint Common Stock”), held by the SoftBank US HoldCos, collectively, immediately prior to the effective time of the HoldCo Mergers, and (ii) at the effective time of the Merger (the “BCA Effective Time”), each share of Sprint Common Stock issued and outstanding immediately prior to the BCA Effective Time (other than shares of Sprint Common Stock held by Merger Company or held by Sprint as treasury stock) were converted into the right to receive a number of shares of T-Mobile Common Stock equal to the Exchange Ratio.  No fractional shares of T-Mobile Common Stock will be issued in connection with the Merger Transactions.  Each holder of Sprint Common Stock converted pursuant to the Merger Transactions who would otherwise have been entitled to receive a fraction of a share of T-Mobile Common Stock (after taking into account all shares held by such holder) will instead receive cash (without interest) in lieu of such fractional share in accordance with the terms of the Business Combination Agreement.

In addition, immediately following the BCA Effective Time on the Closing Date, pursuant to the Letter Agreement, dated as of February 20, 2020 (the “Letter Agreement”), by and among T-Mobile, SoftBank and Deutsche Telekom, SBGC surrendered to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares (the “SoftBank Specified Shares Amount”) of T-Mobile Common Stock (the “SoftBank Disposition”).

The Letter Agreement further provides that if the trailing 45-day volume-weighted average price per share of T-Mobile Common Stock on the NASDAQ Global Select Market (the “NASDAQ”) is equal to or greater than $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on December 31, 2025, T-Mobile will issue to SoftBank, for no additional consideration, a number of shares of T-Mobile Common Stock equal to the SoftBank Specified Shares Amount (the “Additional Shares”), subject to the terms and conditions set forth in the Letter Agreement.

As of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition, Deutsche Telekom and SoftBank held approximately 43% and 24%, respectively, of the outstanding T-Mobile Common Stock, with the remaining approximately 33% of the outstanding T-Mobile Common Stock held by public stockholders, in each case on a fully diluted basis.  The T-Mobile Common Stock continues to trade on the NASDAQ under the ticker symbol “TMUS”.

The foregoing description of the Merger Transactions and the SoftBank Disposition does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 1 to this Schedule 13D, as amended by Amendments No. 1 and No. 2 to the Business Combination Agreement, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D, and the Letter Agreement, which is filed as Exhibit 4 to this Schedule 13D.

Amended and Restated Stockholders’ Agreement

Pursuant to the Business Combination Agreement, on April 1, 2020, T-Mobile, Deutsche Telekom and SoftBank entered into an amendment and restatement (the “Amended and Restated Stockholders’ Agreement”) of the Stockholder’s Agreement, dated as of April 30, 2013, by and between T-Mobile and Deutsche Telekom.

The Amended and Restated Stockholders’ Agreement includes provisions setting forth the rights of Deutsche Telekom and SoftBank to designate individuals to be nominees for election to T-Mobile’s board of directors (the “Board”) and any committees thereof.  Pursuant to the Amended and Restated Stockholders’ Agreement, at all times when Deutsche Telekom and SoftBank beneficially own at least 50% of the outstanding T-Mobile Common Stock and any other securities of T-Mobile that are entitled to vote in the election of directors (collectively, “T-Mobile Voting Securities”) in the aggregate and any such T-Mobile Voting Security continues to be subject to the Proxy (as defined below), (i) the Board will consist of a total of 14 directors, (ii) each of Deutsche Telekom and SoftBank (except, in the case of SoftBank, if it beneficially owns less than a certain minimum percentage of the outstanding T-Mobile Voting Securities (10% if the condition giving rise to SoftBank’s right to the Additional Shares has been satisfied, or 9% if it has not)) has the right to designate a specified number of nominees for election to the Board in accordance with the terms of the Amended and Restated Stockholders Agreement, subject to certain requirements, including requirements with respect to the “independence” of certain nominees under applicable stock exchange listing standards and rules of the SEC, (iii) the chairperson of the Board will be a Deutsche Telekom designee and (iv) the Board will have certain committees, which committees will be comprised in the manner specified in the Amended and Restated Stockholders’ Agreement.  The Amended and Restated Stockholders’ Agreement further provides that at all times when Deutsche Telekom and SoftBank beneficially own less than 50% of the outstanding T-Mobile Voting Securities in the aggregate or no T-Mobile Voting Security continues to be subject to the Proxy, then, in each case, each of Deutsche Telekom and SoftBank has the right to designate a number of nominees for election to the Board equal to the percentage of T-Mobile Voting Stock that it beneficially owns (provided that such percentage is 10% or more) multiplied by the number of directors on the Board, rounded to the nearest whole number greater than zero.

Based on the percentages of T-Mobile Common Stock beneficially owned by Deutsche Telekom and SoftBank as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition, under the Amended and Restated Stockholders’ Agreement, Deutsche Telekom has the right to designate nine individuals to be nominees for election to the Board and SoftBank has the right to designate four individuals to be nominees for election to the Board.

In accordance with the terms of the Business Combination Agreement and the Amended and Restated Stockholders’ Agreement, as modified by certain transitional arrangements agreed to between the parties, as of immediately following the BCA Effective Time, the Board consists of a total of 14 directors, including nine directors designated by Deutsche Telekom, three directors designated by SoftBank, and each of John J. Legere (who will not be deemed to be a designee of Deutsche Telekom or of SoftBank for purposes of the Amended and Restated Stockholders’ Agreement) and G. Michael Sievert.

In addition, pursuant to the Amended and Restated Stockholders’ Agreement and T-Mobile’s amended and restated certificate of incorporation, (i) as long as Deutsche Telekom beneficially owns 30% or more of the outstanding T-Mobile Voting Securities, T-Mobile will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1.0 billion, (d) changing the size of the Board, (e) subject to certain exceptions, issuing equity of 10% or more of the then-outstanding shares of T-Mobile Common Stock, or issuing equity to redeem debt held by Deutsche Telekom, (f) repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis, or (g) making certain changes involving the Chief Executive Officer of T-Mobile, and (ii) as long as SoftBank beneficially owns 22.5% or more of the outstanding T-Mobile Voting Securities, T-Mobile will not take certain actions without SoftBank’s prior written consent, including (a) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1.0 billion (other than a Sale of the Company (as defined in the Amended and Restated Stockholders’ Agreement), for which the prior written consent of SoftBank will not be required, but for which SoftBank has a match right as set forth in the Amended and Restated Stockholders’ Agreement) or (b) subject to certain exceptions, issuing equity of 10% or more of the then-outstanding shares of T-Mobile Common Stock.  T-Mobile has also agreed not to amend its certificate of incorporation and bylaws in any manner that could adversely affect Deutsche Telekom’s or SoftBank’s rights under the Amended and Restated Stockholders’ Agreement for as long as the applicable stockholder beneficially owns 5% or more of the outstanding T-Mobile Voting Securities.

Pursuant to the Amended and Restated Stockholders’ Agreement, Deutsche Telekom, SoftBank and their respective affiliates are generally prohibited from acquiring T-Mobile Voting Securities that would cause their collective beneficial ownership to exceed 80.1% of the outstanding T Mobile Voting Securities unless such acquiring stockholder makes an offer to acquire all of the then-remaining outstanding shares of T-Mobile Common Stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of T-Mobile, which is either (i) accepted or approved by a majority of the directors on the Board, which majority includes a majority of the directors who are not affiliated with Deutsche Telekom or SoftBank under the terms of the Amended and Restated Stockholders’ Agreement (the “Required Approval”), or (ii) accepted or approved by holders (other than Deutsche Telekom, SoftBank and their respective affiliates) of a majority of the shares of T-Mobile Common Stock (other than shares held by Deutsche Telekom, SoftBank and their respective affiliates).  Each of Deutsche Telekom and SoftBank is also prohibited from transferring any shares of T-Mobile Common Stock in any transaction that would result in the transferee owning more than 30% of the outstanding shares of T-Mobile Common Stock unless the transfer is approved by the Board (including the Required Approval) or the transferee offers to acquire all of the then outstanding shares of T Mobile Common Stock at the same price and on the same terms and conditions as the proposed transfer.

So long as SoftBank beneficially owns 22.5% or more of the outstanding T-Mobile Voting Securities, the Amended and Restated Stockholders’ Agreement also provides SoftBank with a match right in connection with a possible sale of T-Mobile (whether initiated by T-Mobile or a third party).

The Amended and Restated Stockholders’ Agreement sets forth certain additional rights and obligations of each of Deutsche Telekom and SoftBank, including information rights, registration rights and non-competition restrictions.

The foregoing summary of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Stockholders’ Agreement, which is filed as Exhibit 5 hereto.

Proxy Agreement

Pursuant to the Business Combination Agreement, on April 1, 2020, Deutsche Telekom and SoftBank entered into a Proxy, Lock-up and ROFR Agreement (the “Proxy Agreement”).  The Proxy Agreement establishes between Deutsche Telekom and SoftBank certain rights and obligations in respect of the shares of T Mobile Common Stock owned by each of Deutsche Telekom, SoftBank and certain of their respective affiliates to enable Deutsche Telekom to consolidate T-Mobile into Deutsche Telekom’s financial statements following the completion of the Merger Transactions.  Pursuant to the Proxy Agreement, at any meeting of the stockholders of T-Mobile, the shares of T-Mobile Common Stock beneficially owned by SoftBank will be voted in the manner directed by Deutsche Telekom (the “Proxy”), which obligation will terminate upon the earliest of:  (i) with respect to each such share of T-Mobile Common Stock, the date on which such share is transferred to a third party in accordance with the terms of the Proxy Agreement, subject to certain exceptions, (ii) the date on which Deutsche Telekom owns 55% or more of the outstanding T-Mobile Voting Securities and (iii) the date on which Deutsche Telekom has transferred an aggregate number of shares representing 5% or more of the outstanding T-Mobile Common Stock as of immediately following the BCA Effective Time.  The Proxy Agreement also contains certain restrictions on the ability of each of SoftBank and Deutsche Telekom to transfer or acquire shares of T-Mobile Common Stock, including that each of SoftBank and Deutsche Telekom is not permitted to transfer its shares without the prior written consent of the other stockholder from and after the BCA Effective Time until the fourth anniversary of the BCA Effective Time, subject to certain exceptions, including for transfers of up to 5% of the T-Mobile Common Stock outstanding as of the BCA Effective Time beginning after the first anniversary of the BCA Effective Time and up to an additional 10% of the T-Mobile Common Stock outstanding as of the BCA Effective Time beginning after the second anniversary of the BCA Effective Time.  As a result of the Proxy Agreement, T-Mobile continues to be a “controlled company” for purposes of NASDAQ rules, which provides T-Mobile with exemptions from certain corporate governance requirements under NASDAQ rules.

The foregoing description of the Proxy Agreement is not complete and is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit 6 hereto.

Item 7.	Material to be Filed as Exhibits.

1
Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corp., Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Sprint Corporation on April 30, 2018).

2
Amendment No. 1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, filed by Sprint Corporation on July 26, 2019).

3
Amendment No. 2, dated as of February 20, 2020, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp., as amended. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Sprint Corporation on February 21, 2020).

4
Letter Agreement, dated as of February 20, 2020, by and among T-Mobile US, Inc., Deutsche Telekom AG and SoftBank Group Corp. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by Sprint Corporation on February 21, 2020).

5
Amended and Restated Stockholders’ Agreement, dated as of April 1, 2020, by and among, Deutsche Telekom AG, SoftBank Group Corp. and T-Mobile US, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, filed by T-Mobile US, Inc. on April 1, 2020).

6	Proxy, Lock-Up and ROFR Agreement, dated as of April 1, 2020, by and between Deutsche Telekom AG and SoftBank Group Corp.

7	Joint Filing Agreement, dated as of April 2, 2020, by and between SoftBank Group Corp. and SoftBank Group Capital Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: _April 2, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; President & CEO of SoftBank Corp.; and Director of Yahoo Japan Corporation	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of SoftBank Group Corp. and Director and President of SoftBank Holdings Inc.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director, Executive Vice President & COO of SoftBank Group Corp., Chief Executive Officer of SoftBank Group International and Executive Chairman of Sprint Corporation	Sprint Corporation 6200 Sprint Pkwy. Overland Park, KS, 66251

Katsunori Sago*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director, Executive Vice President & CSO of SoftBank Group Corp.

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; CEO of Arm Limited; and Vice Chairman and Director of Global Semiconductor Alliance	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan
External Director of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.
MITSUI & CO., LTD. 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Yasir O. Al-Rumayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Governor and Board Member of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan
Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; and Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CFO & CISO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

Robert Townsend, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CLO of SoftBank Group Corp.

Gary Ginsberg, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

*	Director
**	Corporate Auditor

APPENDIX A-2

EXECUTIVE OFFICERS AND DIRECTORS
OF
SOFTBANK GROUP CAPITAL LTD

Set forth below is a list of each executive officer and director of SoftBank Group Capital Ltd setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director, Executive Vice President & COO of SoftBank Group Corp., Chief Executive Officer of SoftBank Group International and Executive Chairman of Sprint Corporation	Sprint Corporation 6200 Sprint Pkwy. Overland Park, KS, 66251

Robert Townsend*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CLO of SoftBank Group Corp.

*Director

APPENDIX B

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With(2)
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Deutsche Telekom Holding B.V.	843,196,990 (68.3%)	843,196,990	0	538,590,941	0
T-Mobile Global Holding GmbH	843,196,990 (68.3%)	843,196,990	0	538,590,941	0
T-Mobile Global Zwischenholding GmbH	843,196,990 (68.3%)	843,196,990	0	538,590,941	0
Deutsche Telekom AG	843,196,990 (68.3%)	843,196,990	0	538,590,941	0

(1) See the Schedule 13D amendment filed on April 2, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of T-Mobile Common Stock beneficially owned by each Separately Filing Group Member on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition and the terms of the Proxy Agreement.

(3) The information shown in the table with respect to the percentage of shares beneficially owned is based on the number of shares of T-Mobile Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.